Exhibit (a)(5)(A)

Corporate Communications
Department

NEWS Release

Investor Contacts:
Doug Wilburne, Textron – 401-457-2288	FOR IMMEDIATE
Becky Rosenbaum – 401-457-2288	RELEASE

Media Contacts:

David Sylvestre, Textron – 401-457-2362

Textron Announces Final Purchase Price for Cash Tender Offer
for its 4.50% Convertible Senior Notes due 2013

Providence, Rhode Island – October 12, 2011 – Textron Inc. (NYSE: TXT) today announced that it has determined the final purchase price offered by the company pursuant to its previously announced tender offer (the “Offer”) to purchase for cash any and all of its outstanding 4.50% Convertible Senior Notes due 2013 (CUSIP No. 883203BN0) (the “Notes”).

The final purchase price per $1,000 principal amount of Notes is $1,524.03. In addition, holders will receive, in respect of their Notes that are accepted for purchase, accrued and unpaid interest on such Notes to, but excluding, the settlement date of the Offer.

The final purchase price was determined in accordance with the pricing formula described in the company’s Offer to Purchase, dated September 14, 2011 (the “Offer to Purchase”). The final purchase price is equal to the sum of (i) the Average Volume Weighted Average Price (“VWAP”) (as defined below) multiplied by 57.1429 plus (ii) a fixed cash amount of $504.50. The Average VWAP at the close of trading on October 12, 2011 was $17.8417.

“Average VWAP” is the arithmetic average of the “Daily VWAP” on each trading day during the period of 20 consecutive trading days beginning on September 15 and ending on October 12, 2011. The Daily VWAP for any trading day means the per share volume-weighted average price of the company’s common stock on the New York Stock Exchange, as displayed under the heading “Bloomberg VWAP” on Bloomberg page TXT.N <Equity> AQR, in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session of the New York Stock Exchange on such trading day. The Daily VWAP was determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Offer will expire at 12:00 midnight, New York City time, at the end of the day today, Wednesday, October 12, 2011, unless the Offer is extended or earlier terminated by the company.

The terms and conditions of the Offer appear in the Offer to Purchase and the Letter of Transmittal, both of which were distributed to all holders of the Notes. The Offer is not subject to any minimum tender condition. However, the Offer is subject to certain other conditions as more fully described in the Offer to Purchase. The company expressly reserves the right to waive these conditions in whole or in part at any or at various times in its sole discretion. On September 21, 2011, the company announced that it waived the “New Notes Condition” (as that term is defined in the Offer to Purchase) as a result of the issuance and sale by the company of $250 million aggregate principal amount of its 4.625% notes due 2016 and $250 million aggregate principal amount of its 5.950% notes due 2021.

Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as the lead dealer managers for the Offer and Morgan Stanley & Co. LLC is acting as co-dealer manager. Global Bondholder Services Corporation is acting as the depositary for the Offer and as the information agent for the Offer. Questions regarding the Offer should be directed to Goldman, Sachs & Co., (800) 828-3182 (toll-free) or (212) 357-4692 (collect) or J.P. Morgan Securities LLC, at (800) 261-5767 (toll-free) or (212) 622 -2614 (collect). Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to Global Bondholder Services Corporation by phone at (866) 794-2200 (toll free) or (212) 430-3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

None of the company, its management or board of directors, the dealer managers, the depositary or the information agent makes any recommendation to any holder of Notes as to whether to tender any Notes. None of the company, its management or board of directors, the dealer managers, the depositary or the information agent has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase or in the Letter of Transmittal.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. The Offer is being made only pursuant to the terms and conditions of the Offer to Purchase, the Letter of Transmittal and the other related Offer materials. An issuer tender offer statement on Schedule TO, including the Offer to Purchase and the Letter of Transmittal, describing the Offer has been filed with the Securities and Exchange Commission. Holders of the Notes are encouraged to read the Schedule TO and its exhibits carefully before making any decision with respect to the Offer because it contains important information. The Schedule TO, the Offer to Purchase, the Letter of Transmittal and other related Offer materials (including Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Schedule TO) are available free of charge at the website of the Securities and Exchange Commission at www.sec.gov and on the company’s website at www.textron.com. In addition, the company will provide copies of the Schedule TO and related Offer materials upon request free of charge to holders of the Notes.

About Textron Inc.

Textron Inc. is a multi-industry company that leverages its global network of aircraft, defense, industrial and finance businesses to provide customers with innovative solutions and services. Textron is known around the world for its powerful brands such as Bell Helicopter, Cessna Aircraft Company, Jacobsen, Kautex, Lycoming, E-Z-GO, Greenlee, and Textron Systems. More information is available at www.textron.com.

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Textron Inc. 40 Westminster Street Providence, RI 02903-2596 (401) 421-2800